Exhibit 99.1

DIAMANT ART CORPORATION
Unaudited Consolidated Financial Statements
(Canadian Dollars)
August 31, 2010 and November 30, 2009

DIAMANT ART CORPORATION
Unaudited Consolidated Financial Statements
INDEX
August 31, 2010 and November 30, 2009

DIAMANT ART CORPORATION	Statement I
Consolidated Balance Sheets - UNAUDITED
As at August 31, 2010 and November 30, 2009
(Canadian Dollars)
	August	November
	$	$
	2010	2009

CURRENT
Cash	9,024	6,844
Accounts receivable	825,937	16,479
Inventories	47,391	391
Prepaid expenses and deposits	12,543	12,543
	894,895	36,257

PROPERTY AND EQUIPMENT	642,476	4,726

OTHER ASSETS	687,649	-
	2,225,020	40,983

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	635,627	398,674
Notes payable	816,228	782,947
	1,451,855	1,181,621

NON CURRENT NOTE PAYABLE	1,500,000
SHAREHOLDERS’ DEFICIENCY
SHARE CAPITAL
COMMON SHARES	12,676,573	12,676,573
CLASS “C” COMMON SHARES	712,146	712,146
ADVANCE SHARE SUBSCRIPTIONS	102,623	102,623
	13,491,342	13,491,342
CONTRIBUTED SURPLUS	11,775,000	11,775,000
DEFICIT – Statement III	(25,993,177)	(26,406,980)
	(726,835)	(1,140,638)
	2,225,020	40,983

Description of business and going concern (note 1)

APPROVED ON BEHALF OF THE BOARD

/s/ Michel Van Hereweghe, Director

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DIAMANT ART CORPORATION	Statement II
Consolidated Statements of Loss - UNAUDITED
For the 6 month period ended August 31, 2010 & Year Ended November 30, 2009
(Canadian Dollars)
	August	November
	2010	2009
	$	$

REVENUE	694,371	32,925

COST OF GOODS SOLD	234,984	3

GROSS PROFIT	459,387	32,922

Selling, general and administrative	10,829	43,015
Foreign exchange gain	9,793	(142,900)
Loan interest	24,964	35,973
	45,586	(63,912)

NET INCOME (LOSS) & NET COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	413,801	96,834

NET LOSS PER COMMON SHARE	0.0064	0.0015

NUMBER OF COMMON SHARES	64,361,845	64,361,845

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DIAMANT ART CORPORATION				Statement III
Consolidated Statements of Shareholders’ Deficiency – UNAUDITED
For the Period Ended August 31, 2010 and Years Ended November 30, 2009 and 2008
(Canadian Dollars)
		Class “C”
	Common	Common	Contributed	Accumulated
	Shares	Shares	Surplus	Deficit

Balance, November 30, 2007	$12,676,573	$524,146	$11,775,000	$(26,098,953)

Net loss				(404,859)
Balance, November 30, 2008	$12,676,573	$524,146	$11,775,000	$(26,503,812)

Issue of Class C Common shares		188,000
Conversion of Class C shares to Common shares
Net loss				96,834
Balance, November 30, 2009	$12,676,573	$712,146	$11,775,000	$(26,406,978)

Net loss				(1,444)
Balance, February 28, 2010	$12,676,573	$712,146	$11,775,000	$(26,408,422)

Net loss				(5,852)
Balance, May 31, 2010	$12,676,573	$712,146	$11,775,000	$(26,414,274)

Net loss				421,097
Balance, August 31, 2010	$12,676,573	$712,146	$11,775,000	$(25,993,177)

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DIAMANT ART CORPORATION	Statement IV
Consolidated Statements of Cash Flows – UNAUDITED
For the period ended August 31, 2010 and Year Ended November 30, 2009
(Canadian Dollars)
	August	November
	2010	2009
	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	421,097	96,834

Adjustment for item not affecting cash	-	-

	421,097	96,834
Changes in non-cash working capital components
Accounts receivable	38,727	(3,792)
Other assets	-	7,753
Accounts payable, accrued liabilities and notes payable	(159,934)	(130,183)

CASH (USED IN) OPERATING ACTIVITIES	299,890	(29,388)

FINANCING ACTIVITIES
Proceeds from advance share subscriptions	-	34,863

INVESTING ACTIVITIES
Capital assets	(300,000)	-

NET INCREASE (DECREASE) IN CASH	(110)	5,475

CASH, BEGINNING OF PERIOD	9,134	1,369

CASH, END OF PERIOD	$9,024	$6,844

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